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                     Filed by Marvell Technology Group Ltd.
                     Filed pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Galileo Technology Ltd.
                     Commission File No.:  333-50206

The following is a document that was posted on the website of StreetFusion.com on January 10, 2001 with a link from the website of Marvell Technology Group Ltd. ("Marvell"). The document contains a transcript of remarks made by Dr. Sehat Sutardja, President and CEO of Marvell, at an investor presentation on January 9, 2001. The presentation included a discussion of potential product offerings as a result of the proposed merger of a subsidiary of Marvell with Galileo Technology Ltd. ("Galileo").

================================================================================

The following transcript discusses Marvell Technology Group Ltd. ("Marvell"), its products and its industry, which includes a discussion of potential product offerings as a result of the proposed merger of a Marvell subsidiary with Galileo Technology Ltd. ("Galileo"). Investors and security holders are advised to read the joint proxy statement/prospectus filed with the Securities and Exchange Commission on December 12, 2000, and mailed to shareholders of Marvell and Galileo on or about December 14, 2000. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by Marvell and Galileo at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The proxy statement/prospectus may also be obtained free of charge by contacting Marvell, Attention: Denise Franklin, Director of Investor Relations, 645 Almanor Ave., Sunnyvale, CA 94085, (408) 222-2551.

The following presentation may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Marvell and Galileo's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements address the strategic business combination of Marvell and Galileo and the future performance of Marvell. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements; the risk that the Marvell and Galileo businesses will not be integrated successfully; costs related to the business combination; failure of the Marvell or Galileo shareholders to approve the business combination; inability to obtain or meet conditions imposed for governmental approvals for the merger, inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers.

                              MARVELL INVESTOR DAY
                                JANUARY 9TH, 2001

GEORGE HERVEY: First of all, good morning. I'm George Hervey. I know many of you. I'm the CFO of Marvell Technology, and we'd like to welcome all of you here to the first Marvell Investor Day. We hope this to be the first of many of these types of events that we can put on for our investors, and have an ability and an opportunity to tell you, and update you periodically with our, you know, with the progress that we're making, and the strategy that we're looking to report. So, what I'd like to do first is introduce a number of the Senior Management from both Marvell and Galileo that are here this morning. First of all, to my left here is Dr. Sehat Sutardja. He is the President, CEO, Chairman of the Board of Marvell. Sitting over here at this table to the right is Weili Dai. She's the Executive Vice-President of Marvell, and also the General Manager for the Data Communications, or Communications part, group of Marvell. To her left is Manuel Alba. Manuel is the President of Galileo Technology, and we're happy to have him here with us this morning. Also in the back running the Web cast is Denise Franklin. She is the Director of IR for Marvell. I'm sure many of you have talked to her, and she was very instrumental in getting this day set up for us, so we appreciate that very much.

     As usual before we begin, I'll do the obligatory Safe Harbor, so please bear with me for a moment. I'd like to remind all participants that the following presentation may contain forward-looking statements within the meaning of the Safe Harbor Provisions of the private securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Marvell and Galileo's management, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For other factors that could cause the combined company's results to vary from expectations, please see the risk factors section of Marvell's Joint Proxy

Prospectus on form S4 relating to the proposed business combination of Marvell and Galileo, Marvell's quarterly report on form 10Q for the quarter ended October 31st, 2000, and Galileo's most recent report on form 20F filed with the SEC. So with that, I'd like to turn the presentation and the meeting over to Dr. Sutardja.

     SEHAT SUTARDJA: Thank you, George. Good morning, ladies and gentlemen. I'd like to welcome you to our first Investor Day meeting. Today what I'd like to do is to provide to you with an update of our company, Marvell as a combined entity with Galileo in terms of our vision and our progress. Our vision is to be the leading provider of high-performance, extreme broadband communications technology. Together, we have developed the true world-class technology that are applicable to many types of communication markets. Together, actually today we have combined about 700 employees, with more than 500 engineers working on nothing than other communication types of technology, all the way from the physical layer, mixing of DSP, all the way into the system levels, very complex switching products. Now, I would like to talk about some of the recent businesses that currently we are in, specifically the two businesses that we have at Marvell and Galileo. The first one is our data communication business, and we'll follow on with our data storage business.

     Okay. Microsoft is very slow. Please bear with me. All right, I will start with the communications aspect of our business. This is the business that we have the most common synergy between Marvell and Galileo. As you are aware, the communications, in the communications space, currently we are seeing a huge explosions on the build-out of communications bandwidth and infrastructures, and the reason to that is because of the huge demand that we're seeing in the market. This is the same things of what we have seen in the past several years, where the availability of faster processors results in the introductions of new software applications, which in turn results into the increased demand of faster processors. In the communications we are seeing, their initial availability of bandwidth to the end users results in new types of communications applications, including the introductions of the infamous Internet types of applications that you know of. And as a result today, we are seeing a huge demand in increasing bandwidth for the access to the end users as well as the core infrastructures of the Internet. Now obviously, there are many, many challenges that we face to, in this area, specifically the system providers, the equipment providers' challenge to build systems that can support much, much higher data rates while previously supporting maybe

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hundreds of megabits to tens of gigabits types of solutions, now we are talking about devices that can support, hundreds of gigabits storage, several terabits of types of throughput, and at the same time, be able to build systems to interface with the different types of communication infrastructure all the way from the local area networks all the way to the core of the Internet. Now, the challenge for system IC providers like us is to build integrated circuits that we can provide to our customers so they can build their systems. So together, we hope at Marvell's and Galileo's divisions will provide many of the important components that are needed into the systems.

     I don't know, there's something wrong with the PC here. I apologize for the slow response of the -- okay. I think we have to re-boot the machine. No, if you look at it, it's hanging up. Mm-hmm. Should have checked this before. Mm-hmm. Please bear with me until we get to the next slide here. I'm just afraid if I press the button too many times, you know, it will go through to the end. Maybe if you can help me press the button, and then I'll just, talk more about it, so, yes. If you have, if the slide's a little bit ahead or behind, just please bear with me. Now, what we seeing moving forward is that we're seeing the opportunities to build silicons that can address the beta types of the network infrastructures, specifically as the industries are moving towards building devices that can support gigabits and tens of gigabits connections, by building silicons such as the physical A device, as well as the switching core products that can be used across the board. While in the previous types generations networks, where different types of silicons are used in the different markets, we believe by providing silicons such as the, you know, silicons that can interface with copper wiring as well as fiber optics wirings, we can enable the convergence of the network sooner, and ergo also be able to, you know, leverage the investments that we have made into one product into the other products.

     Should we re-boot the machine? Do we have the machines ready? We do? Okay. We are very excited about the opportunity of providing silicon in this space, specifically with the


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emergence of the gigabit Ethernet into this market, as well as -- okay. Okay.
Yeah, we need to re-boot. That's the beauty of a Window operating systems. Do we have another system that's ready? No? I will just... I don't know why it suddenly hangs up. All right. Our PowerPoint presentation. All right. I apologize for the problems with the computer. I'd like to continue with our discussion.

     As you look at the build-out of the communication infrastructures, what we are seeing today is that the emergence of new equipment being built that supports gigabits-per-second types of throughput of connections, as well as the demand for the next generation 10-gigabit per second types of interfaces. We are currently have developed silicon solutions for the gigabit, and we'll talk a bit more about our development effort on the 10-gigabit space, both on the physical layer as well as on the switching fabrics for the Galileo divisions. Now, the silicon contents that are needed related to this build-out are tremendous. Approximately about more that $10 billion of silicon opportunity in about 3 to 4 years' timeframe. We believe that Marvell has a winning recipe for gaining significant market shares out of this silicon opportunity, due to the facts, first of all, the leading performance of silicons that we provide are in this business. Specifically, we built devices that deliver the best performance in terms of be able to build devices that can operate over longest distance, over, you know, more robust communications links, over various types of media, of silicons that can deal with the perfections that we've seen in the real life, as well as to the, with the acquisition with Galileo, expertise we now have several, many, many years of expertise in building very complex systems that can support, you know, many hundreds of these interfaces into a single system. And through the years of our investments in building high performance into our circuits, we also now have the expertise, the leading edge expertise in building a true single system-on-a-chip types solutions that can incorporate analog, digital, DSP and controller functions into a single piece of silicon. And we able to be able, to build this very complex product in a very short time, both in terms of initial

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introductions to the market as well as be able to bring these products into the market very quickly -- into production very quickly.

     As a combined company now, we build many, in fact, most of the critical components that are needed into the communications systems. What I've shown here is the typical slides, the broad diagrams of what you see in a high-end communications system such as a LAN switching equipments or WAN router. Some of the blocks that we have built, shown here in yellow color, and I will talk a little bit more about these products in the next few slides.

     The physical layer is the first one that I want to talk about. This is the, probably the single most critical functions in any communications systems. The physical layer challenge today is to build devices that can perform at high data rates, and as the data rates increases exponentially over the last several years, the complexity of building such a product also increases exponentially. In particular, the challenge of building a very complex high-bandwidth analog circuitry and complex digital signal processing technology into a single piece of silicon. Today, we already have developed two types of technology to address this type of the physical layer market. The first one is the copper interface; the other one is the fiber interface. On the gigabit market segments, we have introduced several product families, a generation of gigabit Ethernet PHY that we call the Alaska gigabit. Starting from the single, quickly followed with a dual in the middle of last year, and more recently, we introduced our quad device gigabit Ethernet, as well as we're the only company in the industry that can build such a device that incorporate both copper and fiber interface in the same piece of silicon.

     Today, I would like to use this opportunity to introduce our latest generations of gigabit Ethernet transceivers. This is our Quad+ Alaska transceiver. This is the only quad PHY, quad transceiver device available in the industry. It is the only quad PHY interface that has both copper and fiber optics. It is the most advanced device available in the market, it is the most


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robust, it is the only device that can works over not just the standard category five cable, but also the old, the older category three cables that are widely deployed in the 10-megabit base. So now, we allow our customers to build device that can support gigabit data rate throughput while using the same infrastructure that was originally developed to support 10-megabit data rates.
It is the lowest power device, delivering approximately about one watt per port compared to our competitions in the markets, shipping today about 7 watts moving to, towards 4 watts per port. So, a significantly low-powered solutions in the market. This is our second-generation device 115-micron device geometry with .13 microns gates devices. It is the smallest die size, as well as it's the smallest footprint device in the market today, and we're only currently sampling the device into our customers.

     Now, the next area of expertise that important, that are needed to address the communications space, is the packet processing and the switching fabric. Our expertise are derived from many, many years of experience at building complex systems that are scalable to support, you know, many tens of gigabits, and moving to, towards hundreds of gigabits type solutions in the future. Our expertise is building devices that can support four wire speed packet processing, as well as build system that can support high value-added features such as quality of service for audio and video distributions, billing option service to differentiate the demands and the pricing strategy for different customers requiring different bandwidth speed. In this market, we are currently shipping products in the GalNet 2 and the 2+ family, as well as start shipping production in GalNet 3, and we're currently working on our terabit class of switching product families, the GalNet 4 that we will introduce sometimes the end of the year.

     Now, because the fact that the systems are very complex in nature, it is important that the system has to be managed, and a key critical component in this communication is the system management expertise that we have developed over the various, the last, you know, 40 years' experience building these systems. So, an important component silicons that we provide


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in this business is the system controller. The system controller performs all the functions needed to interface all the critical data processing functions in the systems. Our chips already support many of the leading edge microprocessors, such as the PowerPC's and the MIPS processors as well, supports many types of real types operating systems that are needed by different customers. Today, we have developed many generations of products; in fact, about 70% of the high-end systems in the market today already use our system controllers. More recently, we have introduced our new generations of system controllers that we call the Discovery and the Horizon family, and obviously we will continue to build even more powerful system controllers that we will talk about in the future.

     Now finally, another key point in expertise that we provide in this market is our technology in terms of providing high-speed backplanes that allow various subsystems to be connected together to build even bigger systems. One of key critical components in this market, in this segment, is our technology in the Fibre Channel service technology that can deliver 3-gigabits per second throughput on a single channel, while requiring a very small footprint in a silicon, in expanded video seamless process. And also at the same time be able to integrate many, many of these functions into a single piece of silicon. You know, sometimes, and often integrating these functions in switching fabrics to support terabits like plus of solution that we will talk about sometime in the next several quarters.

     We're currently supplying our components to various customers in this communications base. We have actually more than 500 plus customers, so what I've listed here some of the top tier customers. They are very important to us, they're, we're currently shipping products to, both for the gigabit Ethernet physical layer sites as well as for the systems, switching fabrics systems controllers. Last quarter, in our earning announcement, we have made announcement on more than 30 design wins on our gigabit PHY, on the Marvell side, and on the Galileo side, more than


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100 design wins on their new products. So, we will give you an update on additional design wins in our next quarterly announcement next month.

     Now, the gigabit market is a very important market to address. We believe that we now have the absolutely the leading edge position in this market. All the high-end systems networking equipment in the market today that are being designed are all using our products. So, we are very, very confident about our progress in this business, but we also believe that it's important to address the next generation requirements in this market, namely the 10-gigabit markets. This is the market that we believe will allow the convergence of the LAN and the WAN once for all. So one of the strategies that we at Marvell face is striving in this business is to build a true single channel 10-gigabit per second interface technology using expanded processor technology to drive both the performance and the cost so that we this device can be deploy across the LAN and the WAN. By the way, we are currently in the active development of this product, and we will make some announcement, plan to make some announcement on the 10-gigabit solution sometime in the middle of this year.

     Now, while it's important to address the build-out of the infrastructure in the supporting 100's of gigabits or terabits types of performance level, we believe that it's also important, equally important to address the end users market opportunities, namely, the last 100 meters of the build out of the infrastructure. Our visions in this market is to build, to allow the end users to have access to their local area network's database on wireless technology by building, by allowing them to, by building a true, low-cost seamless base 802 types of 11 type of wireless of LAN technology that can be connected to the DSL or the cable for the last miles types of connections. And we believe this is the only way for the DSL or cable modem to be deployed cost-effectively to the end users by allowing many, many users to share the cost of this deployment of the Internet. We are currently working on the 8211B as well as the 11A development, looking on solutions that can be done in standard digital seamless process.


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We're planning to introduce this product sometimes the middle of this year. This is a huge market opportunity. In fact, we believe this market is going to be even bigger down the road as the cost structure goes into the level such that it can be integrated as a standard product in your PC or your laptop.

     Now, I'd like to talk about our data storage business. The data storage business is an important business for us to deal with, and the reason is because number one, this is a huge business opportunity for us; the fact that data storage devices are used in practically all devices in the communication infrastructure. But more importantly, the data storage market is the market where we develop our core technology. This is the area where we develop our mixed signal and DSP technology. And the reason to that is because data storage devices actually is a communications system just like your networking systems. The main difference is that in the data storage, the communications systems is a closed system, and therefore we can develop our unique new algorithms, new technology that we can test it, proven in a, you know, make it mature, and then once the technology is available, we can utilize this for our, the added [unintelligible] communications side. And this is the reason why we able to build our gigabit Ethernet solution in less than nine months after we decided to enter the business versus the competitors, you know, spending more than three to four years while still not be able to achieve the performance that we have introduced into the market. At the same time, this is a big market opportunity for semiconductor to us. The read channel alone, the read channel as well as the read channel related types of solutions, silicon opportunities in this market alone is about a billion dollars, you know, a year ago, and it's going to... expected to move to around $2-1/2 billion dollars in three to four years' timeframe. So obviously, this is a huge market opportunity, attracting many, many players into the business. Prior to 1998, there were more than two- dozen very large companies, all building solutions, or trying to build solutions to address this market. We entered this business in 1997, we realized that in order to win this business, we have to do something that's totally different than what the other guys are doing, namely building silicon solutions that incorporate advanced communication technology, building devices that can deliver much higher data throughput. So we have been successful in our strategy over the last several years, moving from devices that support several hundred megabits per second throughput to the most recent solutions delivering more than a gigabit per second throughput.

     As a result, today we are one of the three players left that are able to build such a product, and we're already the leader in the enterprise solutions as well in the mobile market segments. Now, the next strategy for us in this market is to change the market again by... the strategy in addressing this market again by providing a true system-on-a-chip solution. Now obviously, there are several key components that are critical to make this happen, and I will talk a little bit more about some of these components next. The physical layer, just like in the networking market segment, is probably the most important technology in this business, is what we, you know, we differentiate our products against our competitor. Today, we already develop


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technology, the technology that can deliver gigahertz types of DSP capability in our silicon, as well as analog signal processing that can deal with gigahertz types of signals. By the way, we also be able to do this in the standard CMOS process, which is critical in allowing us to build our highly integrated silicon solution. We also, over the last several years, have developed a rich IP portfolio that will allow us to build a true single chip solutions by working both by developing solutions internally as well as by working with our customers to integrate their IP with our IP to build a true single-systems chip solution. We're currently working, actively working with three big customers in this market, building actually several generations of products, and we will make some of those announcements in the next several months.

     Now, the data storage business is a big business opportunity, however it's characterized by a limited number of customers, and as a result, each one of the customers requires very, very large volume requirements. But this is what we believe we also... by entering this market, we also have a significant advantage compared to all our competitors in the communications space, namely to be able to develop, deliver high-volume products, be able to ramp up the production in a very short time, in fact, in the last 2-1/2 years alone, we have shipped more than 64 million units of devices to these customers, not just with high volume, but also with high quality levels.

     Now, I would like to summarize what I have talked about this morning, namely the Marvell advantage. First of all, Marvell is about mixed signal, analog signal processing technology, ability to... our expertise in developing circuits that can process, you know, extremely high bandwidth signals. Our expertise in developing proprietary digital signal processing algorithms, and our expertise in developing custom DSP engines that can process the algorithms in real time, and our expertise in combining all this technology into a single piece of silicon utilizing the most advanced standard yet expanded digital CMOS processor technology. Now, with the combinations with Galileo, we also now have the expertise in


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building more complex, higher-level system components, be able to build systems that can deliver interfaces with both gigabit and [unintelligible] types of throughput, as well as be able to build systems that can interface with different protocols, both for the LANs and the WAN types. And as a result now, we can deliver devices, deliver to our users the best performance and the lowest cost structures, and earlier time to market. Thank you. I'd like to make this... I'll open up for questions now. Any questions?

     MALE SPEAKER 1: Can you give us an update on the timing of the integrated hard drive products? You said you're going to make announcements the next few months. Where are you in terms of sampling and shipping the integrated products?

     GEORGE HERVEY: We haven't announced those formally, but, you know, clearly we have those products currently, you know, in house, and we are providing samples to the relative customers that Sehat's making reference to, but it's too early yet, you know, to specifically come out and, you know, identify, you know, exactly what's in each of those chips, but the chips do exist, they are in the process of being qualified, you know, by those customers. We did indicate that probably in our first quarter, the first of the three programs will start to have some volume that will be reflected in our revenue, and then it will grow from there during the rest of the year. All three are in the sampling stage right now, yes.

     MALE SPEAKER 2: Can you give us some sense of the competitive environment in the gigbit PHY business-- pricing, growth, any new competitors?

     SEHAT SUTARDJA: Actually, it's interesting to notice that even though the price is important aspect, today, the reason that we're winning the business is because of the performance. We are absolutely way ahead in terms of our capability in the gigabit Ethernet. In fact, we have a demo systems running here, showing our capability of delivered gigabit over standard category three cable. This is just one of examples why, you know, people are


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choosing our silicons. Now, we believe that because of nature of the competitive nature of this business, price will be going down in the future. It's a little bit too early to say, you know, what's the pricing today, but, you know, but you can probably expect something in the lower 20s in the near future. I would like to add that's on a per-port basis.

     MALE SPEAKER 3: Enterprise spending seems to be moderating a little bit from, you know, anecdotal things that are out there. I mean, have you guys seen anything from your customer's customer? Any thoughts or outlook on that?

     SEHAT SUTARDJA: Sure. Actually, what are interesting to note is the dynamic of how the communications business works. If you look at the -- in the last several years, at different generation, different notes of the communications build-out, you know, the customers, the system providers typically built systems, and then once they're done, they move to the next generation, and in order to compete in this business, the only way to do that is actually to build higher performance devices of equipment. So what we are seeing today is that all the customers that we're engaging today are building, actually majority of them actually are not building the 100-megabit solution any more, any longer. So all the new developments are the gigabit space, and by... in the next several quarters, you'll be start seeing announcements from the majority of the suppliers in the gigabit space, and those devices are expected to replace the 100-megabit solutions in a year or two.

     MALE SPEAKER 4: [Inaudible]?

     SEHAT SUTARDJA: What we have seen actually, there are some slowdowns in the, on the ISP sites, on the core sites of the investments, infrastructure investments, but we believe there is going to be a temporary slowdown, because in order to continue to provide services, there's always a need for higher performance infrastructure. Now, we've seen very little, if any,


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slowdowns on the enterprise side of the business, because this is a business more of the business users types of requirement.

     MALE SPEAKER 5: Question about that. Can you talk a little bit about when you expect unit crossovers, say 4-chip from gigabit Ethernet to exceed 100 megabits, around what timeframe?

     SEHAT SUTARDJA: We believe that the gigabit bus Ethernet port ships is going to out-ship the 100-megabits specifically for the enterprise sites very, very rapidly, and the reason to that is because if you look at the cost of building the systems, the majority of the costs today are the ASICS, the, you know, the mechanical components, the boxes, the sales and marketing costs, the power supplies, and so on which are not going to change much when you move from 100 megabits to gigabits. So in order to stay competitive in this business, the enterprise solutions must move to gigabit as soon as possible.

     MALE SPEAKER 4: Early next year?

     SEHAT SUTARDJA: Maybe...

     GEORGE HERVEY: I think it's got at least a year before you actually see the crossover. But the ramp rate during this year should be quite, you know, quite steep. But probably sometime next year before they actually crossover.

     MALE SPEAKER 5: Question for Galileo, I think. What percentage of fourth quarter system logics ship-- system controller shipments will be to Cisco, and what, if any, indication is Cisco giving you with respect to their inventory of those products?

     GEORGE HERVEY: I'll answer that since it is now going to be a combined company. We're going to update all of you about the Galileo's fourth quarter performance on January 22nd, which is the anticipated closing date of the merger, and so Galileo will not be reporting their


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standalone financials, but again we will give you some flavor about that, as well as, you know, some commentary about the dynamics that they saw in their business at that point. But until the 22nd, we won't be able to comment on that.

     MALE SPEAKER 6: What is the pricing point right now between gigabit and 100, and what do you think that differential has to shrink to, to see that crossover point, just getting back to that prior question?

     SEHAT SUTARDJA: Sure. As I mentioned earlier, that the majority of the costs needed to build the 100-megabit, or the gigabits actually are not much different, because the majority of the costs are actually the ASICS, and the systems, the PC boards, you know, the boxes that goes into the systems. As far as the cost of the silicon is concerned, 100 megabits today costs probably around $1 to, you know, somewhere around $1 plus or minus, you know, depending on the features that you price out to market, or per-port basis, in a gigabits, approximately around $20 something, and moving maybe in the future to slightly below $30 on the per-port basis. As far as the product, as far as the end user is concerned, today typically 100 megabits enterprise class solution is priced approximately to $200 to, you know, $300 per-port basis. So as you can see, there is not much difference in terms of the cost of building 100 megabits or gigabit.

     MALE SPEAKER 5: Are they likely to cut cost on the 100 megabit, you know, stuff that's already shipping volume, or do they try to upgrade everyone to gigabit by cutting prices on the new technology?

     SEHAT SUTARDJA: Our belief is that, just as happened in the past when the industry moved from 10 megabits to 100 megabits, the industry will also move from 100 megabits to gigabits to stay competitive.

     MALE SPEAKER 6: [Inaudible] GBIC module for you, and along those lines, when do you see the conversions over from fiber to copper on the gigabit side, in terms of unit share?

     SEHAT SUTARDJA: Sure. The GBIC module is the market there, actually only Marvell can address today. We are the only company today that can build silicon, the gigabit Ethernet transceiver solution that can both support copper and fiber optics. As a result, one of the market there, we are the only one that can address is the G-BIC module where it performs the conversions from copper to fiber optic interface. This is a market that we believe will enable the conversion from fiber optics to copper in the next several years. Our belief is, you know, maybe after, in several years from now, the solution should be more of a types of dual solutions where both copper and fiber can be supported (unclear) in the systems, and this is what we introduced today in our, of our Quad+ transceivers. Now, our Quad+ transceivers can support both copper and fibers without doing the conversion in the GBIC module. But the GBIC module will allow the transition from fiber to copper to happen more seamlessly in the next several years.

     MALE SPEAKER 7: [Inaudible]

     SEHAT SUTARDJA: Actually, the cost saving is tremendous because the majority of the cost of building fiber networks, or copper networks is really in the deployment of the fiber optics and all the labor needed to install the fiber solution. So as far as the module is concerned, probably they are going to be, cost about the same.

     MALE SPEAKER 8: I was wondering if I could clarify on the design win front. On the gigabit single port, you have the Intel NIC Card that's out there and understood, and you have the GBIC. Are there other -- with Cisco. Are there other design wins that you formally announced on the dual port or the quad yet?

     GEORGE HERVEY: On our last conference call -- well, let me back up a second. We first came to the market with a single port in May, introduced it in May, to show the robustness of the technology, that product went into production in July, okay? And our first, would be our second quarter conference call, we had indicated that we had about a half a dozen design wins, including the NIC product, as well as some design wins with Cisco, which you see the GBIC module. On our most recent quarterly report, which was, as for the quarter ended in October, that half a dozen has now grown, had grown to over 30, including all of the top-tier networking players. I mean, as Sehat said during this presentation, you know, all of the gigabit systems that are being developed right now by any of the major players are utilizing Marvell's technology. That's how dominant we're becoming in this space, in multi-port configurations, okay? We will give you an update in February when we report on the progress of how much, and there has been significant progress above the 30 that we reported in last quarter, but we'll give you the specific number of how that's, what that's grown to in February.

     MALE SPEAKER 8: And are these design wins entirely the single port at this point?

     GEORGE HERVEY: The ones that are in -- yes, at this point both single and dual, okay. We have four customers that are alpha sites for the quad right now. We started sampling the quads in the latter part of December, and we expect, you know, and that's predominately for 24- and 48-port type of applications, so those designs are going to be, I believe, you know, a lot of them will be finalized over the next quarter or so, and again we're the only player right now that's there with that technology, so I think our... we believe our lead that we've established, you know, should continue moving forward.

     MALE SPEAKER 8: And is it correct that for the current fiscal year, you're anticipating about $80 million in communications product revenues, and if that figure's correct, what percentage do you anticipate to be coming from these new gigabit design wins?

     GEORGE HERVEY: Well, the $80 million is the estimate that, for what would be our fiscal 2002, where January year-end, so calendar 2001, fiscal 2002, yes. Most of the models range between $70 to $80, $80 million for, you know, communications products. The --

     MALE SPEAKER 8: For the Marvell side?

     GEORGE HERVEY: Yeah, for the Marvell side, right, yeah. It'll change dramatically once the merger's completed. We feel very comfortable that -- well, two things are happening. Initially, I'd say most of those numbers had about 70% to 80% of the number was going to be gigabit, okay? We still believe that to be true, but what we are also experiencing is a increase in demand, even at the fast Ethernet level at this point. As customers are getting used to working with our technology, we are getting exposed to a number of still new fast Ethernet opportunities that are there, and so we expect, you know, the fast Ethernet business next year to be also a very sizable part of our revenue.

     MALE SPEAKER 9: Why are people choosing your 10/100?

     GEORGE HERVEY: Well, I think it's -- do you want to --?

     SEHAT SUTARDJA: Really, the reason to that is actually really, the reason there is the performance, the robustness of our design. The fact that we're able to build devices that can perform, that can communicate over longer distances, devices that can deal with imperfections in the cable, it will compensate for low-quality insulations, and so on. So once, you know, obviously the gigabit Ethernet, the gigabit is the one that, you know, opened the opportunity for Marvell into the segments, but once our customers saw the quality of products that we have delivered in the gigabit, in certain cases where they still need fast Ethernet solutions for some of the entry-level products they also, you know, talking to us, you know, to give us the opportunity to play in the 100 megabit solutions as well.

     FEMALE SPEAKER 1: Would those be like second course designs, design wins or because -- I guess you had said earlier that a lot of the new projects that the enterprise customers are on --

     SEHAT SUTARDJA: Are probably 100 gigabits, you know, types of solutions. And the reason to that is because again, there is not much difference in the cost of building gigabit systems or 100-megabit systems due to the cost of all the other components needed in the systems. But on the entry-level systems such as like, you know, home routers or small office routers, where 100 megabits still good solutions, there's still a lot of opportunities to address better solutions for this market. In fact, maybe high-integrated solutions, including integrating in a switching core with embedded memory with our physical layers and 100 megabits, which we have introduced in the last couple months. So if you want an example why, you know, some of our customers are using, are choosing our products.

     MALE SPEAKER 9: Question on the alpha customers for the quad. Are they, did they design boards already around it, or what do you call an alpha customer? Is it just sampling to those customers, or they actually have boards there that are waiting for those products?

     SEHAT SUTARDJA: Actually, this is the amazing thing is that these are the customers that have built boards before we even take out the silicon. So, we are very excited about a lot of these opportunities because of the, not just because now we have the silicon, but because, you know, the customers all are ready to develop their systems, silicons in the actual systems, and these are the next generations, as George mentioned, system that can support 24 ports or 48 ports of gigabits on a per-line-card basis, meaning that when aggregated into either single piece of equipment, these are systems that can support hundreds of gigabits Ethernet ports in a single, in a small footprint of networking equipment.

     MALE SPEAKER 10: The specifications that you had promised and that they had requested, these are essentially design wins?

     SEHAT SUTARDJA: These will, pretty much will turn into design wins once the full qualification is completed.

     MALE SPEAKER 10: Okay, thanks.

     MALE SPEAKER 11: I believe you're working with Intel to integrate the gigabit MAC with the PHY. What are the details of that technology evolution? Is there a cross-licensing? Will both Intel and Marvell market that chip separately, or will Marvell own the technology?

     SEHAT SUTARDJA: What we have announced actually last year in our S1 filing is the joint development effort with Intel in integrating our gigabit physical layer technology together with Intel gigabit Mac technology to address the NIC as well as the LAN on multiple market opportunities. The agreement basically allows us to take the IPs from Intel and build the silicons, produce the silicons, and okay, we sell the systems back to Intel.

     GEORGE HERVEY: Maybe to just expand a bit. Currently, it has two parts, actually what Sehat was mentioning. Currently, though, we're both in the market, selling together our stand-alone PHY along with Intel's MAC. So there are, that could be an Intel card you see out there has that particular configuration as well as, you know, going to many of the other leading PC OEM's, and you know, selling that solution to them, but once we do complete the integration of the MAC into the PHY, you know, the end customer, the revenue model for us, the end customer is Intel, and then they will in turn sell the completed, the combined solutions to the end customer.

     SEHAT SUTARDJA: They have basically combined all the software, and built the big solution, and sell it to the end users.

     MALE SPEAKER 12: [Inaudible]

     SEHAT SUTARDJA: Basically, I guess -- let me clarify it. Basically, we will be the OEM to Intel, so we produce the silicons, and Intel will sell the complete end products with all the softwares together with the silicon.

     GEORGE HERVEY: Maybe just to answer your question, both companies continue to own their own IP blocks, so there's no cross-license of Intel's MAC to Marvell or cross-license of Marvel's PHY to Intel. We each continue to own, you know, but obviously they had to give us, you know, some indication of what it is so we could integrate it. But beyond that, there's really, there's no technology cross-license between the two.

     MALE SPEAKER 12: It will be under the Intel --

     GEORGE HERVEY: It will be sold as an Intel product, yes.

     MALE SPEAKER 12: And what is the target for introduction of this chip?

     GEORGE HERVEY: In the first half of this year.

     FEMALE SPEAKER 2: [Inaudible] some of the stuff that Galileo's doing on the Mac side?

     GEORGE HERVEY: This is a NIC Card for PC.

     SEHAT SUTARDJA: Galileo's main business today are the infrastructure. And when we talk about Macs, those are the Macs -- they're the same Mac, it's just the technology. It's just the different ways of, you know, putting the Lego blocks together. On the Galileo side, the solutions are targeted for more for high-end systems, high-port COM systems.

     MALE SPEAKER 13: [Inaudible]

     SEHAT SUTARDJA: Okay. The question is do we have plans to build an octal gig PHY. That depends on the, the question -- the short answer to that depends on the market requirements. We already have the technology to build any ports, any number of ports of gigabit PHY in a single piece of silicon, due to the fact that our silicon is already extremely small in die size. We will always evaluate that possibility when the time comes.

     MALE SPEAKER 14: [Inaudible]

     SEHAT SUTARDJA: The next question is what would be the turnaround time. From the time when we decided to move from the stand-alone single ports to a quad port, for example, our, on a quad port device that we just introduced today, actually took us about less than four months to develop. We can do 8.15, but more likely the next generation device will be as small as process geometry because as a company, we never look back into what is, what we have done in the past. We always, you know, we always continue to develop the next generation technology. And I just want to add on top of that, okay, why we are so confident that we can do this is because a lot of technology that we develop, we already -- therefore, we need to get in the networking space -- we actually already develop in the data storage business. Not just building a test chip, but also already in, you know, high volume production.

     MALE SPEAKER 15: Couple of things. I guess first of all, in terms of the highest available density right now for 10/100 is 48 ports per rack unit, is that right?

     GEORGE HERVEY: Correct.

     MALE SPEAKER 15: So, you think by mid-year you'll be enabling 48 10/100/1000 per rack unit, so you'll be able to get exact same configuration?

     SEHAT SUTARDJA: Yes. The silicon -- the Quad+ gigabyte PHY silicon that we introduce today will allow our customers to build a 40 in port con gigabyte Internet per line card basis in a length of 14-inch space.

     MALE SPEAKER 15: Okay. So, the other question is then, do you have idea in terms of a split and design wins between stackable or six configuration switches versus the bigger modular, you know, enterprise class?

     SEHAT SUTARDJA: We don't have, we don't have the, we're not drawing any difference between the line card business and the stackable solution, but we probably pretty much assume that a lot of the systems that are going to be introduced in the market in the near future are going to be stackable types of solutions.

     MALE SPEAKER 15: Okay. Is there any difference in technology needed due to modular solutions?

     SEHAT SUTARDJA: I mean, stackable and modular.

     MALE SPEAKER 15: Oh, okay. So it's the same thing, basically?

     SEHAT SUTARDJA: Yes. They pretty much require the same technology. The only difference is on the modular solution tends to have internal backplane capability.

     MALE SPEAKER 15: Okay, thanks.

     MALE SPEAKER 16: You specifically mentioned the wireless LAN as a segment that you'll target within the next year or so. Can you talk about what type of components or chips you'll develop for that market, and then, as well as if you already have the IP expertise in-house to target that market?

     SEHAT SUTARDJA: Sure. The wireless LAN is the area that actually we've been working on the technology side for the last year and a half in terms of developing the signal processing algorithms needed to build such a product. We're currently in the development stage of developing the silicon, both building the RS components needed to interface the AR interface, as well as the analog and the base net processors required to build the rest of the systems. So the first products that we're going to introduce are based on the 80211B, and reason to that's because this is the market, this is the areas that we're seeing the market's going to go initially with. This is the device they allow the end users to communicate at 11 megabits per second to, you know, this up to a distance of 100 meters. Our products is going to built based on standard digital CMOS process technology. Compare that to the existing solutions out there that are based on silicon [unintelligible] by CMOS process technology, as well as this will be a two-chip solution instead of the five to six chips that normally found in the earlier generations devices out there.

     MALE SPEAKER 15: And what's the timeframe that you expect to begin sampling?

     SEHAT SUTARDJA: We plan to introduce the product sometimes in the middle of this year. All right. If there's no more questions, I'd like to thank you for everyone to join us here today. I hope to be able to see you again in the near future.

================================================================================

The following is a description of the 33 slides used in the presentation to investors on January 9, 2001 by Dr. Sehat Sutardja, President and CEO of Marvell. Each slide contains elements common to all the other slides. Each of the slides has a predominantly blue background which contains 0's and 1's. On the left side of each slide is a vertical column of five square-shaped graphics. The top graphic contains the Marvell logo, a stylized "M", which is white on a maroon background. The graphic second from the top depicts a stack of computer equipment. The middle graphic depicts a notebook computer with a solid blue screen. The graphic second from the bottom depicts a splayed bundle of fiber-optic cable. The bottom graphic depicts a globe orbited by three colored rings, one red, one green and one yellow.

Slide #1: Towards the right-hand side of this slide there appears a large white Marvell logo with the word "Marvell(TM)" underneath it. At the bottom right side of the slide, in three separate rows and in white lettering are the words "MARVELL TECHNOLOGY GROUP LTD.", "Investor Presentation" and "January 2001."

Slide #2: At the top center of this slide are the words "Our Vision", which appear in yellow lettering. Below this, and centered from left to right and from top to bottom, are the words "To Be the Leading Extreme Broadband Communications IC Powerhouse, Providing End-to-End Solutions to Our Customers".

Slide #3: The graphics described in this slide are referred to as the "main slide graphic" and are also used in Slides #4 through #9 and Slide #25. At the top center of this slide is the caption "Communications Infrastructure". Below these words, and filling up most of the space available on the slide, is a detailed diagram of a computer network. At the top center of this diagram are the words "INTERNET CORE". Immediately above, below, left and right of these words are labeled icons. The icon above "INTERNET CORE" is box-shaped and is labeled "Remote Access Concentrator/DSLAM". A blue arrow points down and to the left from the "Remote Access Concentrator/DSLAM" icon to the left icon in the group. The left icon of the group is also box-shaped and is labeled "Web Switch". A blue arrow points from the "Web Switch" icon to the icon at the bottom of the group. The bottom icon consists of two stacked boxes and is labeled "High-End Routers". A blue arrow points from the "High-End Routers" icon to the right icon in the group. This right icon is box shaped and is labeled "Optical/SONET Multi Plexer". A blue arrow points from the "Optical/SONET Multi Plexer" icon back up to the "Remote Access Concentrator/DSLAM".

The rest of this description of Slide #3 will proceed counterclockwise around the main slide graphic starting with the group of icons labeled "INTERNET CORE." Two dashed lines connect the "Remote Access Concentrator/DSLAM" icon to other areas on the left side of the graphic. The top-most of these two dashed lines is labeled "RESIDENTIAL" and leads to a box-shaped icon labeled "Set-Top Box". Immediately above the "Set-Top Box" icon is an icon depicting a personal computer. To the right of the personal computer icon and extending to the right across the top of the main graphic on this Slide #3 are three other icons. One icon depicts a laptop computer and is labeled "Laptops", another icon depicts a personal digital assistant and is labeled "PDAs" and the third icon depicts a camera and is labeled "Digital Cameras." The other dashed line leading from the "Remote Access Concentrator/DSLAM" icon is connected to another box-shaped icon labeled "Multi-Tenant Home PNA Concentrator". Another dashed line connects the "Multi-Tenant Home PNA Concentrator" to another box-shaped icon labeled "Home PNA". Sitting next to the "Home PNA" icon is an icon depicting a personal computer.

A dashed line connects the "Web Switch" icon to another box-shaped icon labeled "Multi-Service Access Router". Below this dashed line is the word "ENTERPRISE". At the bottom of the "Multi-Service Access Router" icon is another dashed line connecting to an icon consisting of two stacked boxes labeled "Voice/Video Ethernet Switches". Below the "Voice/Video Ethernet Switches" icon is another dashed line connecting to an icon depicting an operating telephone handset. Also below the "Voice/Video Ethernet Switches" is another dashed line leading to an icon depicting a personal computer. To the right of this computer icon are icons depicting a laptop and a personal digital assistant, labeled, respectively, "Laptops" and "PDAs". To the bottom right of the computer and operating telephone handset, and in the lower left of the main slide graphic are the words "LOCAL AREA NETWORKS".

To the right of the "Multi-Service Access Router" icon is another dashed line connected to a box-shaped icon labeled "WWW Server". The "WWW Server" icon is also connected by a dashed line to the "High-End Routers" icon. Another dashed line leads from the "WWW Server" icon to an icon labeled "SAN". The "SAN" depicts a group of seven boxes connected by a web of lines that connect each box to each other box. Immediately below the "SAN" icon are the words "STORAGE AREA NETWORKS". Below the words "STORAGE AREA NETWORKS" an icon depicting three cylindrical objects labeled "RAID". The "RAID" icon is connected to the "SAN" icon by a dashed line.

At the top of the "SAN" icon is another dashed line leading to a blue arc. This blue arc is paired with another blue arc, both of which are labeled "SONET Ring" and connect the "Optical/SONET Multi Plexer" icon to another icon labeled "Wireless Base Station". The "Wireless Base Station" icon is a box shaped icon with a broadcasting antenna on top. Above the "Wireless Base Station" icon at the top right of the main slide graphic are the words "METROPOLITAN AREA NETWORKS". A dashed line connects the "Wireless Base Station" icon with the bottom "SONET Ring" arc. A separate dashed line connects the bottom "SONET Ring" arc with another box shaped icon. The dashed line is labeled "SONET Access". The icon below the "SONET Access" line is labeled "SONET MAN Access Router". The "SONET MAN Access Router" icon is connected by a dashed line to another box-shaped icon labeled "Voice/Video Ethernet Switches". Three dashed lines extend below this latter "Voice/Video

Ethernet Switches" icon. This group of dashed lines is labeled "Tenant". Below the word "Tenant" and in the lower right of the main slide graphic are the words "MULTI-TENANT BUSINESS".

Slide #4: This slide is substantially similar to Slide #3. The only changes are as follows: At the top of the main slide graphic, and below the words "Communications Infrastructure", is a tan banner with the words "System Controllers" in black lettering. Below the main slide graphic is a long rectangular box made up of a thin white line. Inside this box is a small predominantly red Marvell logo. Next to this logo are the words "System Controllers*". Below the box at the bottom of the slide are the words "*Currently Galileo Products (shown as combined company)". The main slide graphic is the same as Slide #3, but red Marvell logos are shown next to icons in the graphic. The red Marvell logo appears next to the following icons:
"Remote Access Concentrator/DSLAM", "Web Switch", "Multi-Tenant Home PNA Concentrator", "Set-Top Box", "Multi-Service Access Router", "Voice/Video Ethernet Switches" (both icons), "WWW Server", "SAN", "RAID", "High-End Routers", "Optical/SONET Multi Plexer", "Wireless Base Station" and "SONET MAN Access Router".

Slide #5: This slide is substantially similar to Slide #4, with the following changes: At the top of the main graphic of the slide and below the words "Communications Infrastructure" the tan banner reads in black lettering "Discover/Horizon WAN Controllers". The white-bordered box at the bottom of the slide contains an additional Marvell logo, this one predominantly black and labeled "WAN Controllers*". The black Marvell logos appear next to several icons in the main slide graphic in addition to the red Marvell logos from Slide #4. Black Marvell logos, in addition to the logos introduced in previous slides, appear next to the following icons: "Remote Access Concentrator/DSLAM", "High-End Routers", "Optical/SONET Multi Plexer", "Multi-Service Access Router", "Wireless Base Station" and "SONET MAN Access Router".

Slide #6: This slide is substantially similar to Slide #5, with the following changes: At the top of the main graphic of the slide and below the words "Communications Infrastructure" the tan banner reads in black lettering "GalNet2/2+ Switched Ethernet Controllers". The white-bordered box at the bottom of the slide contains an additional Marvell logo, this one predominantly blue labeled "GalNet 2*/2+*". Blue Marvell logos, in addition to the logos introduced in the previous slides, appear next to the following icons: "Web Switch", "Multi-Tenant Home PNA Switch", "Home PNA", "Voice/Video Ethernet Switches" (both icons), "SAN" and "Optical/SONET Multi Plexer".

Slide #7: This slide is substantially similar to Slide #6, with the following changes: At the top of the main graphic of the slide and below the words "Communications Infrastructure" the tan banner reads in black lettering " GalNet 3/4 Switch Processors". The white-bordered box at the bottom of the slide contains an additional Marvell logo, this one predominantly green and labeled "GalNet 3*/4*", and a superscript white triangle also appears to the right of these words. Below the white-bordered box and next to the words "Currently Galileo Products (shown as combined company)" is a superscript white triangle with the caption "Future Product Family". Green Marvell logos, in addition to the logos introduced in the previous slides, appear next to the following icons:
"High-End Routers", "Multi-Service Access Router", "Voice/Video Ethernet

Switches" (both icons), "SAN", "Optical/SONET Multi Plexer", "Wireless Base Station" and "SONET MAN Access Router".

Slide #8: This slide is substantially similar to Slide #7, with the following changes: At the top of the main graphic of the slide and below the words "Communications Infrastructure" the tan banner reads in black lettering "Ethernet PHY Transceivers". The white-bordered box at the bottom of the slide contains an additional Marvell logo, this one predominantly orange and labeled "Ethernet PHY Transceivers". Orange Marvell logos, in addition to the logos introduced in the previous slides, appear next to the following icons: "Remote Access Concentrator/DSLAM", the computer icons next to the "Set-Top Box" and "PDAs" icons, both of the "Laptops" icons, "Web Switch", "Multi-Tenant Home PNA Concentrator", "Home PNA", "Multi-Service Access Router", "Voice/Video Ethernet Switches" (both icons), "WWW Server", "High-End Routers", "SAN", "Optical/SONET Multi Plexer", "Wireless Base Station" and "SONET MAN Access Router".

Slide #9: This slide is the same as Slide #8, except that there is no tan banner across the top of the main slide graphic.

Slide #10: At the top center of this slide are the words "Silicon Enabling Network Convergence". At the center of the slide is a white-bordered arrow pointing to the right side of the slide, and this arrow contains, from left to right, the white-lettered words "LAN", "MAN/Access" and "Core". Running through the arrow and dividing the arrow into three sections are three parabolas which open towards the right side of the slide. The parabolas separate the words inside the arrow from each other. The words inside the arrow are connected to captions above the arrow/parabola graphic with thin white lines. Attached to "LAN" is the caption "Gigabit Ethernet 802.11 Wireless LAN Converged LAN switching LAN to MAN/WAN access". Attached to "MAN/Access" is the caption "10 Gigabit Ethernet Packet-over-SONET/SDH/[Greek letter lambda] Voice/data network access". Attached to "Core" is the caption "DWDM, SONET, IP, ATM Core IP Switching Terabit Optical Routing". At the bottom of this slide are two bulleted items. The first bullet reads: "LAN Technologies migrating into MAN / Access / Core". The second bullet reads: "Convergence creating opportunities for Marvell's sophisticated architectures".

Slide #11: At the top center of this slide are the words "Communications Infrastructure Silicon Opportunity". Below these words are three charts, two side-by-side on top of the third. The top left chart is labeled with a tan banner with black lettering that reads "Gigabit Ethernet". Inside the chart appear the words "(Ports 000)". The chart consists of five vertical bars labeled "2000e", "2001e", "2002e", "2003e" and "2004e" with the numbers 4,240, 10,770,
23,508, 42,573 and 72,817, respectively, on top of each vertical bar. The top portions of the vertical bars are green while the bottom portions of the vertical bars are tan. Moving from the left-most bar to the right-most bar, the green part of each bar gradually increases its total proportion of each whole bar. The legend at the bottom of the chart identifies green as "Copper" and tan as "Fiber". A gray arrow points up and to the right on top of the vertical bars of the chart. On top of this gray arrow is the caption "CAGR = 104%". A caption at the bottom of the chart below the legend reads "Source: Cahners In-Stat, September 2000".

The top right chart is labeled with a tan banner with black lettering that reads "10 Gigabit Ethernet and WAN". Inside the chart appear the words "(Ports 000)". This chart consists of five vertical bars each of which is tan colored. Each vertical bar is labeled "2000e", "2001e", "2002e", "2003e" and "2004e", and at
the top of each bar there appear the numbers 31, 229, 895, 2,302 and 4,537, respectively. A gray arrow points up and to the right on top of the vertical bars of the chart. On top of this gray arrow is the caption "CAGR = 248%". A caption at the bottom of the chart below the legend reads "Source: IDC 2000".

The bottom chart is labeled with a tan banner with black lettering that reads "Networking Silicon". The vertical scale on the left side of this chart is labeled "($ bn)" and is numbered from 0 to $20 in increments of 4. The horizontal scale of this chart runs is labeled "1999", "2000e" ""2001e", "2002e", "2003e" and "2004e". The inside of the chart is constructed to show a steady increase from $4 billion in 1999 to approximately $18 billion in 2004e. A caption to the right of the chart reads "Source: Wall Street Research".

Slide #12: At the top center of this slide is the caption "The Winning Combination". There are four bulleted items below this caption. The first bullet reads "Leading-edge performance". The second bullet reads "End-to-end system expertise". The third bullet reads "Highly integrated SOC solutions". The fourth bullet reads "Time-to-market".

Slide #13: At the top center of this slide is the caption "End-to-End Solutions for Our Customers". Beneath each caption is a diagram. At the left of the diagram is a stack of networking sockets. The top eight sockets are single-jack sockets, while the bottom socket is a dual-jack socket. The top and bottom socket each have one black cord plugged into them. At the top of the networking socket stack is the word "Copper". Just above the dual-jack socket at the bottom of the networking socket stack is the word "Fiber". Just to the right of the nine networking sockets are nine blue-outlined boxes. The top and bottom boxes both contain the letters "PHY". A thin white arrow connects the two "PHY" boxes to another blue- outlined boxes with the words "Packet Processor" in it. Above the "Packet Processor" box is a blue- outlined box with the words "Co-Processor" in it. This box is connected to the "Packet Processor" box with a white double-headed arrow. Below the "Packet Processor" box and connected by another white double-headed arrow is another blue- outlined box with the words "System Controller" in it. Below the "System Controller" box and connected by another white double-headed arrow is another blue-outlined box with the letters "CPU" inside. To the right of the "Packet Processor" box and connected by another white double-headed arrow is another blue- outlined box with the words "Switching Fabric" inside of it. To the right of this "Switching Fabric" box is a blue-outlined double-headed arrow connecting the "Switching Fabric" box to a vertical blue-outlined arrow in which appear the words "System Backplane."

Slide #14: This slide is substantially the same as Slide #13, except that the vertical stack of nine blue-outlined boxes, the "Packet Processor" box, the "System Controller" box, the "Switching Fabric" box and the "System Backplane" arrow have all been filled in with tan background.

Slide #15: At the top center of this slide is the caption "Physical Layer Expertise". Below this caption are two tan boxes with black lettering, one of which says "PHY" and the other of which says "What It Takes to Win". Below this latter box is a list consisting of four bullets: "High


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

bandwidth analog signal processing", "Mixed-signal expertise", "Broadband DSP technology" and "Copper and fiber interface". Below this list is a tan box with the black lettering "Our Solutions". Below this box is a bulleted list which contains the main bullet "Alaska(TM) Gigabit Ethernet PHY Transceiver Family" and the four sub-bullets "Quad", "Dual", "Single" and "SERDES".

Slide #16: At the top center of this slide is the caption "Alaska(TM) Quad+ Transceiver". Below this caption is a Marvell logo on a maroom background and a tan box with the black lettering "Product Overview". There are five bullets under the "Product Overview" box: "First quad-port Gigabit PHY transceiver to incorporate both copper and fiberoptic interface", "Lowest power dissipation", "Smallest die size", "Systems expertise" and "Currently sampling".

Slide #17: At the top center of this slide is the caption "Packet Processing and Switching Expertise". Below this caption is the box "What It Takes to Win". The four bullets below this box read: "Full wire-speed packet processor", "System-level expertise", "Value-added services (QoS, VolP, billing)" and "Scalability". To the left of these four bullets are two tan boxes lettered "Packet Processor" and "Switching Fabric", respectively. On the bottom half of this slide is a tan box with the black lettering "Our Solutions". Below this box are three bullets which read: "GalNet4*", "GalNet 3" and "GalNet 2/2+". At the very bottom left of the slide is the lettering "*Future Product Family".

Slide #18: At the top center of this slide is the caption "System Management Expertise". Below this caption is the box "What It Takes to Win". To the left of this box is another tan box with the black lettering "System Controller." Below the "What It Takes to Win" box are four bullets which read: "Support leading processors", "Multiple high-speed system buses", "Bridging LAN to WAN interfaces" and "Real time OS support". Below this bulleted list is a tan box with the black lettering "Our Solutions". The two bullets below this box read "Discovery" and "Horizon(TM)".

Slide #19: At the top center of this slide is the caption "System Backplane Expertise". Below this caption is a box containing the words "What It Takes to Win". Below this box are three bullets: "High-speed interconnect", "Low power" and "Embedded SOC". To the left of these bullets is a vertical, tan double-headed arrow in which appear the words "System Backplane". On the bottom half of this slide is a tan box with the black lettering "Our Solutions". There are four bullets under this tan box: "3.125 Gb/s fiber channel SERDES core", "SONET jitter compliant", "Half the power usage of competing solutions" and "CMOS implementation".

Slide #20: At the top center of this slide is the caption "Top-Tier Customers". Below this caption is a white field with 12 corporate logos arranged in four rows with three columns. In this white field from left to right, row-by-row are the corporate logos of Nortel Networks, Cisco Systems, Intel, Enterasys, Ericsson, Alcatel, Hewlett Packard, 3Com, Accton, D-Link, Nokia and Lucent Technologies.

Slide #21: At the top center of this slide is the caption "10 Gigabit Ethernet Opportunity". Below this caption is a diagram. The main part of this diagram is enclosed by a white-outlined box. Inside this box are the words "Campus A". In the bottom half of the "Campus A" box is another


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

white-outlined box. Inside the box inside the "Campus A" box there are icons of buildings, computer servers and two light blue cylinders. Inside this box appear the words "10GbE", "Server Farm" and "Data Center". A gray line from one of the blue cylinders in this inner white-outlined box runs outside of the inner box and outside of the "Campus A" box to a group of icons containing three light blue cylinders and a light blue cloud which contains the words "MAN Edge". The three blue cylinders in this group are each labeled "10GbE". Two other gray lines connect the icons inside the inner white-outlined box to icons of buildings and blue cylinders inside the "Campus A" box. These icons inside the "Campus A" box are both labeled "10GbE". A gray line leads from the icon group in the inner white-outlined box to a white-outlined oval outside the "Campus A" box at the top right of the slide. This oval group is labeled "Campus B" and contains a building icon and a blue cylinder labeled "10GbE". Below the oval shaped group of icons is a list of two bullets. The first bullet says "10GbE in data centers and Enterprise LANs". Four sub-bullets appear under this first bullet and read: "Switch to switch", "Switch to server", "Data centers" and "Between buildings". The second bullet, which is below the sub-bullets, reads:
"Bridging the LAN/MAN/WAN bandwidth gap".

Slide #22: At the top center of this slide is the caption "Future Market:
Wireless LAN Addressing the Last 100 Meters". At the top right of the slide is a gray box labeled in black lettering "Integrated Access Device". Five white spokes radiate from the "Integrated Access Device" The three radiating to the right of the slide are labeled "DSL", "Cable" and "Fiber". The spoke below the "Integrated Access Device" leads to the words "Wireless Campus". Below "Wireless Campus" are two icons of buildings with radio antennae on top of each. The spoke on the bottom left of the "Integrated Access Device" leads to the words "Wireless Neighborhood". Below these words are icons of three houses connected in a ring by white dashed lines. The spoke pointing to the left of the "Integrated Access Device" leads to an icon of another house. Above the house are the words "Wireless Home". Inside the house are icons of a desktop computer, a laptop computer, a computer printer, a fax machine and a television. All the icons except the desktop computer are connected in a ring by black dashed lines. Each of these four icons is connected to the desktop computer at the center of the ring by a black dashed line.

Slide #23: At the top center of this slide is the caption "Wireless LAN Market Opportunity". Below this caption is a graph consisting of five vertical tan-colored bars. The bars are labeled "1999", "2000e", "2001e", "2002e", "2003e" and "2004e", respectively, and at the top of each bar are the numbers 1,708, 3,981, 7,411, 10,583, 12,851 and 15,718, respectively. The graph is labeled "(Chip Sets 000)". A gray arrow points up and to the right in this bar graph, showing the increasing trend of the bars, and above the gray arrow is the caption "CAGR = 41%". Below the bar graph is the caption: "Source: Cahners In-Stat, July 2000". Also below the bar graph is a tan banner with the words "Marvell Development Effort" in black lettering. Below this banner is a list of three bullets: "802.11b and 802.11a development", "Highly integrated chipset in CMOS" and "Targeted introduction mid-2001".

Slide #24: Centered on the middle of this slide are the italicized words "Data Storage".

Slide #25: At the top center of this slide is the caption "Enabling High-Performance Storage". Below this caption is the main graphic from Slide #3 with some changes. An orange Marvell logo appears next to the following icons in the main graphic: "Digital Cameras", "PDAs" (both


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

icons), "Laptops" (both icons), "Set-Top Box" and the computer above the "Set-Top Box" icon, the computer above the words "Home PNA", the computer next to the words "LOCAL AREA NETWORKS", "WWW Server", "SAN" and "RAID".

Slide #26: At the top center of this slide is the caption "Data Storage Semiconductor Market Opportunity". Below this caption is a bar graph consisting of five vertical tan-colored bars. The bars are labeled "1999", "2000e", "2001e", "2002e", "2003e" and "2004e", respectively, and at the top of each bar are the numbers "$1,043", "$1,075", "$1,288", "$1,724", "$2,275" and "$2,646",
respectively. In the top of the chart is the caption "($MM)" with "(a)" in superscript next to this. The legend at the bottom of the slide reads "(a)
Includes: SOC, read channel and preamplifier ICs. Source: IDC (2000)". Below the bar graph on this slide is a blue rectangular-shaped box labeled "Applications". Inside this box are four icons arranged in a row. The first icon depicts computer equipment and is labeled underneath "RAID, NAS, Workstations". The second icon depicts computer equipment and is labeled underneath "Desktops". The third icon depicts a laptop computer and is labeled underneath "Laptops". The fourth icon depicts electronic equipment and is labeled underneath "Emerging Applications". Below the rectangular box under each icon is a caption. From left to right, for the first through fourth icons, respectively, they read: "CAGR = 18%", "CAGR = 13%", "CAGR = 15%" and "CAGR = 91%".

Slide #27: At the top center of this slide is the caption "Industry Consolidation". At the top left of the slide is a tan box with the black lettering "Pre-1998". Below this box is a column of names: IBM, Motorola, National, Texas Instruments, Lucent, Analog Devices, STMicroelectronics, Adaptec, Q-Logic, Silicon Systems, GEC Plessey, Micro Linear, Hitachi, NEC, Philips and Cirrus. A tan arrow with the black lettering "Read Channel Data Rates" points from the middle of the left-hand column to a column on the right. At the top of this column is a tan box with the black lettering "Today". Below the "Today" box is a column consisting of the names "Marvell", "Lucent" and "IBM (captive)". "Marvell" is in slightly larger typeface than the other two names.

Slide #28: At the top center of this slide is the caption "Addressing Communications Challenges in Data Storage". Below this caption is a diagram labeled at the top "System-on-Chip". The diagram below "System-on-Chip" is a square box made up of a dashed white line. On the right side of the box is a tall solid white lined box labeled at the top "HDC". Inside the "HDC" box is a column of three blue-outlined boxes. The top of these blue boxes has the words "Processing/Decision Making" inside. The middle of these blue boxes has the words "System Controller" inside. The bottom of these blue boxes has the letters "CPU" inside. Each blue outlined box is connected to its adjacent box with a double-headed white arrow. On the left side of the larger "System-on-Chip" box is a blue outlined box which contains the words "PHY (Preamp and Read Channel)". This box is connected to the "HDC" box with a white-outlined double-ended arrow. Leading from the left side of the "PHY (Preamp and Read Channel)" box to outside the "System-on-Chip" box is a double-ended white arrow. This arrow leads to an icon of a hard disk drive on the left side of the slide. At the bottom of the slide is a tan banner with the black lettering "Integration is key".

Slide #29: At the top center of this slide is the caption "Read Channel and Preamp Expertise". On the left side of the slide is a tan box with the black lettering "PHY (Preamp and Read


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

Channel)". On the top right side of the slide is a tan box with the black lettering "What It Takes to Win". Below this box are four bullets: "Extremely high bandwidth analog signal processing", "Most challenging mixed-signal technology", "GHz DSP technology" and "CMOS design expertise". Below this bulleted list is another tan box with the black lettering "Our Solutions". Two bullets appear under this box: "HighPHY(TM) read channel with target morphing DSP" and "GHz CMOS preamp".

Slide #30: At the top center of this slide is the caption "System-on-Chip Expertise". On the left side of the slide is the "System-on-Chip" diagram contained in Slide #28. To the right of this diagram is a tan box with the black lettering "What It Takes to Win". Three bullets appear under this box: "High integration", "Rich IP portfolio" and "System level expertise". Below these bullets appears another tan box with the black lettering "Our Solutions". Two bullets appear underneath this box: "System-on-Chip platform" and "Custom products integrating Marvell read channel core and customer IP".

Slide #31: At the top center of this slide is the caption "Data Storage Customers". Below this caption are five company logos. The logos are from Seagate, Fujitsu, Hitachi, Toshiba and Samsung. Below these logos are the words "Outstanding Supplier Awards:", which appear in yellow. Below these words are the white italicized words "Seagate, Fujitsu, Hitachi and Samsung". At the bottom of the slide is a tan box with the black lettered words "64 Million Units Shipped".

Slide #32: At the top center of this slide is the caption "The Marvell Advantage". At the center of this slide is a black circle containing, in a column, the Marvell logo and the words "Best Performance", "System Expertise", "High Integration" and "Time-to-Market". Six boxes surround this black circle. The top left box contains the words "Mixed Signal Broadband Analog Front-End". Below these words is an icon of a circuit board. Over the left third of this circuit board is printed, in yellow, the word "Analog". The middle left box contains the words "Proprietary Signal Processing Algorithms". Below these words is an icon representing a word processor screen. The bottom left box contains the words "Custom DSP Engines". Below these words is an icon of a circuit board. Over the right two thirds of this circuit board is printed, in yellow, the letters "DSP". The bottom right box contains the words "Advanced CMOS Design". Below these words there is a picture of manufactured silicon wafers. The middle right box contains the words "System-Level Expertise". Below these words is a diagram consisting of two buildings and two blue cylinders. Each cylinder is connected to a blue square with white spokes on the square and a red dot in the middle. The top right box contains the words "Packet Processing". Below these words is an icon of a compact disc which is overlaid by a microprocessing chip.

Slide #33: Centered on the middle of this slide is a large white Marvell logo. Below the logo are the italicized words "Moving Forward Faster...".


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